FLORIDA ROCK INDUSTRIES, INC.

FINANCIAL CODE OF ETHICAL CONDUCT


Florida Rock Industries, Inc. (the "Company") is committed to adhering to the highest ethical standards with respect to its financial management and the disclosure of financial information in connection with the business and operations of the Company. The Company's Chief Executive Officer and the financial officers and other financial managers (the "Financial Managers") play a critical role in assuring that the Company adheres to these high ethical standards. This Financial Code of Ethical Conduct sets forth principles to which the Chief Executive Officer and the Financial Managers are expected to adhere and advocate. The Company intends to enforce vigorously the provisions of this Code. Violations may lead to disciplinary action, including dismissal, and may have other legal consequences.

Accordingly, the Chief Executive Officer and all Financial Managers, to the best of their knowledge and ability, are required to:

1. Act with honesty and integrity and at all times avoid all actual or apparent conflicts of interests between his or her personal and professional relationships.

2. Comply with the conflict of interest policies and guidelines set forth in the Company's Code of Business Conduct and Guidelines, including reporting all potential or apparent conflicts of interest to the person designated in the Company's Code of Business Conduct.

3. Comply with all other provisions of the Company's Code of Business Conduct and Ethics, as well as all other applicable policies or guidelines in the Company's Employee Handbook relating to the areas covered by this Code.

4. Provide full, fair, accurate, timely and understandable disclosure to senior management and the Audit Committee of the Company's Board of Directors and in all periodic reports required to be filed by the Company under all applicable laws.

5. Promote and help to assure full, fair, accurate, timely and understandable disclosure in all reports and documents that the Company files with the Securities and Exchange Commission and in other public communications by the Company.

6. Comply with all applicable laws, statutes, rules, regulations and stock exchange listing standards.

7. Act in good faith, with due care, competence and diligence, responsibly, without misrepresenting any material fact, and without allowing his or her independent judgment to be compromised or subordinated.

8. Respect the confidentiality of information acquired in the course of their work except when authorized or otherwise legally obligated to make disclosure and not use such confidential information for personal advantage.

9. Promptly report all violations of this Code to the chief legal officer or general counsel of the Company.

You are prohibited from directly or indirectly taking any action to fraudulently influence, coerce, manipulate or mislead the Company's independent public auditors for the purpose of rendering the financial statements of the Company misleading.

You understand that you will be held accountable for your adherence to this Financial Code of Ethical Conduct. Your failure to observe the terms of this Code may result in disciplinary action, up to and including termination of employment. Violations of this Code may also constitute violations of law and may result in civil and criminal penalties for you, your supervisors and/or the Company.

If you have any questions regarding the best course of action in A particular situation, you should promptly contact the corporate Secretary or general counsel of the Company. You may choose to remain anonymous in reporting any possible violation of this Code.